# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OPEN LENDING CORPORATION, CIK 0001806201
CUSIP: 68373J104
Title of class of securities: COMMON STOCK, $0.01 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 1501 S. MOPAC EXPRESSWAY, SUITE #450, AUSTIN, Texas (TX), 78746
Date of event which requires filing of this statement: 07/28/2026
Filed by CIK 0001814733
Persons authorized to receive notices and communications: Bregal Sagemount I, L.P., Paul Bradshaw, 2nd Floor, Windward House, La Route de la Liberation, St. Helier, Channel Islands, Jersey (Y9), JE2 3BQ, 44 1534 754 500

## Reporting persons
- Bregal Sagemount I, L.P. (CIK 0001814733): type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bregal North America General Partner Jersey Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bregal Investments, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bregal Sagemount Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gene Yoon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blair Greenberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.01 PAR VALUE PER SHARE
Name of issuer: OPEN LENDING CORPORATION
Address of issuer's principal executive offices: 1501 S. MOPAC EXPRESSWAY, SUITE #450, AUSTIN, Texas (TX), 78746
Comment:
EXPLANATION.

This Amendment No. 5 to Schedule 13D ("Amendment No. 5") relates to shares of Common Stock (as defined below) of the Issuer (as defined below) and is being filed on behalf of the Reporting Persons. This Amendment No. 5 amends and supplements the Amendment No. 4 previously filed with the Securities and Exchange Commission on June 15, 2026 ("Amendment No. 4"), the Amendment No. 3 previously filed with the Securities and Exchange Commission on June 15, 2021 ("Amendment No. 3"), the Amendment No. 2 previously filed with the Securities and Exchange Commission on April 8, 2021 ("Amendment No. 2"), and the Amendment No. 1 previously filed with the Securities and Exchange and Commission on December 14, 2020 ( "Amendment No. 1"), and the initial Schedule 13D previously filed with the Securities and Exchange Commission by the Reporting Persons on October 30, 2020 (the "Initial Schedule 13D", together with Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and this Amendment No. 5, the "Schedule 13D"), with respect to the shares of common stock, $0.01 par value per share ("Common Stock"), of Open Lending Corporation (the "Issuer"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 5 shall have the meaning assigned to such term in the Schedule 13D. This Amendment No. 5 constitutes the final amendment to the Schedule 13D and is filed to report that the Reporting Persons have ceased to beneficially own any Common Stock of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Agreement and Plan of Merger

As previously disclosed, on June 15, 2026, Open Lending Corporation, a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales ("Parent"), and Lakers Acquisition Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub would merge with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation").

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on June 29, 2026, Merger Sub commenced a tender offer (the "Offer") to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (other than shares of common stock owned by the Company or any direct or indirect wholly-owned subsidiary of the Company) (the "Shares"), at a purchase price of $3.15 per Share (the "Offer Price"), net to the holder thereof, in cash, without interest thereon and less any applicable tax withholding.

The Offer and withdrawal rights in connection therewith expired at one minute after 11:59 p.m., New York City time, on July 27, 2026 (the "Expiration Time"). All conditions to the Offer having been satisfied or waived, on July 28, 2026, Merger Sub accepted for payment all Shares validly tendered into and not validly withdrawn pursuant to the Offer.

Following consummation of the Offer and the satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, on July 30, 2026 (the "Closing Date"), Parent completed its acquisition of the Company by consummating the Merger without a meeting of stockholders of the Company in accordance with the Merger Agreement and Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the effective time (the "Effective Time") of the Merger, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or the Company, or by any of their respective direct or indirect wholly-owned subsidiaries, and Shares held by stockholders of the Company who are entitled to demand and who have properly and validly demanded their statutory rights of appraisal in compliance with Section 262 of the DGCL) was converted into the right to receive the Offer Price, to the holder thereof, without interest thereon and less any applicable tax withholding (the "Per Share Merger Consideration"). As a result, at the Effective Time, a change in control of the Company occurred, and the Company became an indirect wholly-owned subsidiary of Parent.

In connection with the completion of the Merger and the Offer, the Reporting Persons validly tendered all of their shares of Common Stock of the Company in the Offer and all of the shares owned by the Reporting Persons have been cancelled and converted into the right to receive the Offer Price, without interest thereon and less any applicable tax withholding.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

As a result of the Merger and the Offer, the Reporting Persons do not beneficially own any common stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Amendment No. 5, the Reporting Persons do not beneficially own any common stock of the Issuer.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 5, the Reporting Persons have not effected any transaction in the Issuer's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's common stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

## Signatures
- Bregal Sagemount I, L.P.: By: Bregal North America General Partner Jersey Limited, its General Partner, By: /s/ Paul Andrew Bradshaw, Paul Andrew Bradshaw, Director (07/30/2026)
- Bregal Sagemount I, L.P.: By: Bregal North America General Partner Jersey Limited, its General Partner, By: /s/ Elena Dinamling Bubod, Elena Dinamling Bubod, Alternate Director (07/30/2026)
- Bregal North America General Partner Jersey Ltd: By: /s/ Paul Andrew Bradshaw, Paul Andrew Bradshaw, Director (07/30/2026)
- Bregal North America General Partner Jersey Ltd: By: /s/ Elena Dinamling Bubod, Elena Dinamling Bubod, Alternate Director (07/30/2026)
- Bregal Investments, Inc.: By: /s/ Michelle S. Riley, Michelle S. Riley, Secretary (07/30/2026)
- Bregal Investments, Inc.: By: /s/ Ronald Fishman, Ronald Fishman, Treasurer (07/30/2026)
- Bregal Sagemount Management LP: By: /s/ Michelle S. Riley, Michelle S. Riley, Authorized Signatory (07/30/2026)
- Bregal Sagemount Management LP: By: /s/ Bryan Cohen, Bryan Cohen, Authorized Signatory (07/30/2026)
- Gene Yoon: /s/ Gene Yoon, Gene Yoon (07/30/2026)
- Blair Greenberg: /s/ Blair Greenberg, Blair Greenberg (07/30/2026)